Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

Twin Cities Power Holdings, LLC and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2013	2012	2011	2010
Earnings
Income (loss) before income taxes	$2,140,139	$1,986,735	$11,680,200	$6,294,258
+ Fixed Charges	1,703,378	1,236,030	3,188,517	7,309,324
= Earnings	$3,843,517	$3,222,765	$14,868,717	$13,603,582

Fixed Charges
Interest expense	$1,501,935	$1,065,414	$3,027,621	$7,172,119
+ Approximation of interest in rental expense (1)	150,023	165,605	160,896	137,205
+ Amortization of deferred financing costs (2)	51,420	5,011	–	–
= Fixed Charges	$1,703,378	$1,236,030	$3,188,517	$7,309,324

Ratio of Earnings to Fixed Charges	2.26x	2.61x	4.66x	1.86x

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1 - "Approximation of interest in rental expense" is equal to one-third of total operating lease rental expense as reported in the notes to the consolidated financial statements, with the remaining two-thirds considered to be depreciation. Total operating lease expense is as follows:

Total lease expense	$450,069	$496,816	$482,689	$411,615

2 - As reported in the notes to the consolidated financial statements.